UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

TODD SHIPYARDS CORPORATION

(Name of Subject Company (issuer))

NAUTICAL MILES, INC.

(Names of Filing Persons (offeror))

VIGOR INDUSTRIAL LLC

(Names of Filing Persons (parent of offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

889039103

(CUSIP Number of Class of Securities)

Frank J. Foti

Vigor Industrial LLC

5555 N. Channel Avenue

Portland, Oregon 97217

(800) 505-1930

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

C. Kent Carlson

Kristy T. Harlan

K&L Gates LLP

925 4th Avenue, Suite 2900

Seattle, Washington 98104-1158

(206) 623-7580

CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**
$130,002,991.17	$15,093.35

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 5,787,231 shares of common stock, par value $0.01 per share (including 7,875 shares subject to forfeiture or restrictions on transfer), at $22.27 per share. The transaction value also includes the aggregate offer price for 27,840 shares of common stock underlying restricted stock units and 88,000 shares of common stock issuable upon the exercise of stock-settled appreciation rights with an exercise price less than $22.27 per share, calculated by multiplying the number of shares of common stock issuable pursuant to such stock-settled appreciation rights at each exercise price therefor by an amount equal to $22.27 minus such exercise price.
**	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.00011610.

☐	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d–1.

☐	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Nautical Miles, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Vigor Industrial LLC, an Oregon limited liability company (“Parent”), for all of the outstanding common stock, par value $0.01 per share (the “Shares”), of Todd Shipyards Corporation, a Delaware corporation (“Todd”), at a price of $22.27 per share, net to the seller in cash, without interest and less any applicable withholding and transfer taxes, upon the terms and conditions set forth in the Offer to Purchase dated December 30, 2010 (collectively with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (collectively with any amendments and supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Todd Shipyards Corporation

1801 16th Avenue SW

Seattle, Washington 98134

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of December 15, 2010, based on information provided by Todd, there were (i) 5,787,231 Shares issued and outstanding, of which 7,875 shares were subject to forfeiture or restrictions on transfer, (ii) 6,041,074 Shares held by Todd in its treasury, (iii) 212,790 Shares reserved for issuance under an equity incentive plan, (iv) 27,840 Shares subject to outstanding restricted stock units granted under the equity incentive plan, and (v) 88,000 Shares were subject to stock-settled stock appreciation rights (“SARs”) linked to the value of the Shares, of which 35,999 Shares were subject to issuance pursuant to vested SARs and 52,001 Shares were subject to issuance pursuant to SARs that were not vested as of December 15, 2010. The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) – (c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Todd”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Todd”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Todd”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Todd”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Todd”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Todd”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Todd”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Todd”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Todd”)

THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Todd”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 filed with the Form 8-K, dated December 22, 2010, by Todd.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Todd”)

(b) Securities Transactions. None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Todd”)

THE TENDER OFFER — Section 17 (“Fees and Expenses”)

Item 10.	Financial Statements.

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Todd”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Todd”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 30, 2010.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in the New York Times on December 30, 2010.

(a)(1)(G)	Joint Press Release issued by Todd Shipyards Corporation and Vigor Industrial LLC on December 23, 2010.

(b)(1)	Senior Debt Commitment Letter, dated as of December 21, 2010, from KeyBank National Association and General Electric Capital Corporation and GE Capital Markets, Inc. to Vigor Industrial LLC.

(b)(2)	Mezzanine Debt Commitment Letter, dated as of December 20, 2010, from Endeavour Structured Equity and Mezzanine Fund I, LP to Vigor Industrial LLC.

(d)(1)	Agreement and Plan of Merger, dated as of December 22, 2010, by and among Vigor Industrial LLC, Nautical Miles, Inc. and Todd Shipyards Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Todd Shipyards Corporation with the Securities and Exchange Commission on December 23, 2010).

(d)(2)	Tender and Support Agreement, dated as of December 22, 2010, by and among Vigor Industrial LLC, Nautical Miles, Inc., Brent D. Baird, Steven A. Clifford, Berger A. Dodge, Patrick W.E. Hodgson, Joseph D. Lehrer, William L. Lewis, Michael A. Marsh, Admiral J. Paul Reason, USN, Stephen G. Welch, and Woodbourne Partners, L.P. (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by Todd Shipyards Corporation with the Securities and Exchange Commission on December 23, 2010).

(d)(3)	Confidentiality Letter Agreement dated as of June 8, 2010 from Todd Shipyards Corporation to Vigor Industrial LLC (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by Todd Shipyards Corporation with the Securities and Exchange Commission on December 30, 2010).

(d)(4)	Confidentiality Letter Agreement dated as of June 8, 2010 from Vigor Industrial LLC to Todd Shipyards Corporation (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9 filed by Todd Shipyards Corporation with the Securities and Exchange Commission on December 30, 2010).

(d)(5)	Exclusivity Letter Agreement effective as of November 12, 2010 from Vigor Industrial LLC to Todd Shipyards Corporation (incorporated by reference to Exhibit (e)(6) to the Schedule 14D-9 filed by Todd Shipyards Corporation with the Securities and Exchange Commission on December 30, 2010).

(d)(6)	Exclusivity Letter Agreement effective as of December 3, 2010 from Vigor Industrial LLC to Todd Shipyards Corporation (incorporated by reference to Exhibit (e)(7) to the Schedule 14D-9 filed by Todd Shipyards Corporation with the Securities and Exchange Commission on December 30, 2010).

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2010

NAUTICAL MILES, INC.

By:	/s/ FRANK J. FOTI
Name:	Frank J. Foti
Title:	President

VIGOR INDUSTRIAL LLC

By:	/s/ FRANK J. FOTI
Name:	Frank J. Foti
Title:	President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 30, 2010.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in the New York Times on December 30, 2010.

(a)(1)(G)	Joint Press Release issued by Todd Shipyards Corporation and Vigor Industrial LLC on December 23, 2010.

(b)(1)	Senior Debt Commitment Letter, dated as of December 21, 2010, from KeyBank National Association and General Electric Capital Corporation and GE Capital Markets, Inc. to Vigor Industrial LLC.

(b)(2)	Mezzanine Debt Commitment Letter, dated as of December 20, 2010, from Endeavour Structured Equity and Mezzanine Fund I, LP to Vigor Industrial LLC.

(d)(1)	Agreement and Plan of Merger, dated as of December 22, 2010, by and among Vigor Industrial LLC, Nautical Miles, Inc. and Todd Shipyards Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Todd Shipyards Corporation with the Securities and Exchange Commission on December 23, 2010).

(d)(2)	Tender and Support Agreement, dated as of December 22, 2010, by and among Vigor Industrial LLC, Nautical Miles, Inc., Brent D. Baird, Steven A. Clifford, Berger A. Dodge, Patrick W.E. Hodgson, Joseph D. Lehrer, William L. Lewis, Michael A. Marsh, Admiral J. Paul Reason, USN, Stephen G. Welch, and Woodbourne Partners, L.P. (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by Todd Shipyards Corporation with the Securities and Exchange Commission on December 23, 2010).

(d)(3)	Confidentiality Letter Agreement dated as of June 8, 2010 from Todd Shipyards Corporation to Vigor Industrial LLC (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by Todd Shipyards Corporation with the Securities and Exchange Commission on December 30, 2010).

(d)(4)	Confidentiality Letter Agreement dated as of June 8, 2010 from Vigor Industrial LLC to Todd Shipyards Corporation (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9 filed by Todd Shipyards Corporation with the Securities and Exchange Commission on December 30, 2010).

(d)(5)	Exclusivity Letter Agreement effective as of November 12, 2010 from Vigor Industrial LLC to Todd Shipyards Corporation (incorporated by reference to Exhibit (e)(6) to the Schedule 14D-9 filed by Todd Shipyards Corporation with the Securities and Exchange Commission on December 30, 2010).

(d)(6)	Exclusivity Letter Agreement effective as of December 3, 2010 from Vigor Industrial LLC to Todd Shipyards Corporation (incorporated by reference to Exhibit (e)(7) to the Schedule 14D-9 filed by Todd Shipyards Corporation with the Securities and Exchange Commission on December 30, 2010).

(g)	None.

(h)	None.